9/6

02049794

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Asia Fiber Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 12 2002
THOMSON FINANCIAL

FILE NO. 82- 2842 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 9/9/02

AR/S
6-30-02

ASIA FIBER PUBLIC COMPANY LIMITED

FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
AND REPORT OF CERTIFIED PUBLIC ACCOUNTANT

EXPRESSED IN
Thai Baht

SGV-NA THALANG & CO., LTD.

22nd Floor, Siam Tower
989 Rama I Road, Pathumwan
Bangkok 10330
PO Box 812 Bangkok Thailand
Tel. : (662) 658 5000
Fax : (662) 658 0660-3
(662) 658 0665-6 (Direct)

REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Shareholders of Asia Fiber Public Company Limited

I have audited the balance sheets of Asia Fiber Public Company Limited as at June 30, 2002 and 2001, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asia Fiber Public Company Limited as at June 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

I draw attention to Note 4 to the financial statements. At June 30, 2002 and 2001, the company had long-outstanding accounts receivable – trade from two related companies of Baht 122.5 million and Baht 118.4 million, respectively. At June 30, 2002 and 2001, the Company provided an allowance for doubtful accounts of Baht 24 million for these receivables. Management believes that such allowance is adequate to absorb possible losses on doubtful accounts since the land and construction thereon mortgaged as collateral cover these receivables.

PISIT CHIWARUANGROCH
C.P.A. (THAILAND)
Registration No. 2803

Bangkok
August 9, 2002

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
BALANCE SHEETS
JUNE 30, 2002 AND 2001

A S S E T S

	Notes	In Baht 2002	In Baht 2001
CURRENT ASSETS			
Cash and cash equivalents (included savings deposits of Baht 28 million in 2002 and Baht 37 million in 2001)		32,321,242	42,018,817
Short-term investment in fixed deposit		1,615,819	1,585,202
Accounts receivable – trade, net			
- Related companies	4	106,549,653	108,000,621
- Other companies	5	162,471,337	216,801,849
Inventories	6, 10	277,515,222	323,576,126
Inventories in transit	10	50,415,997	90,836,461
Value added tax receivable		1,602,637	21,554,374
Other current assets		5,329,877	5,139,488
Total Current Assets		637,821,784	809,512,938
NON – CURRENT ASSETS			
Investments in shares of associated companies - at equity method	7	10,193,424	10,593,082
Investment in shares of other company (general investment) - at cost	8	500,000	12,500,000
Property, plant and equipment - net	9, 10, 11	597,909,337	627,885,920
Other non-current assets		1,424,748	1,435,575
Total Non-Current Assets		610,027,509	652,414,577
TOTAL ASSETS		1,247,849,293	1,461,927,515

The accompanying notes are an integral part of these financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
BALANCE SHEETS
JUNE 30, 2002 AND 2001

LIABILITIES AND SHAREHOLDERS' EQUITY

	Notes	In Baht 2002	In Baht 2001
CURRENT LIABILITIES			
Bank overdrafts and short-term loans from financial institutions	10	197,109,944	301,723,167
Accounts payable - trade		55,841,415	60,475,498
Current portion of long-term loans	11	53,237,120	172,623,417
Accrued expenses		47,544,771	49,133,006
Other current liabilities		3,021,961	21,248,443
Total Current Liabilities		356,755,211	605,203,531
NON – CURRENT LIABILITIES			
Long-term loans – net of current portion	11	28,742,880	46,980,000
Total Liabilities		385,498,091	652,183,531
SHAREHOLDERS' EQUITY			
Share capital – common shares			
Baht 10 par value			
Authorized share capital - 100,000,000 shares			
Issued and fully paid-up share capital			
- 45,572,340 shares	12	455,723,400	455,723,400
Premium on share capital		369,500,000	369,500,000
Revaluation increment in land	9	250,082,763	250,082,763
Legal reserve	13	16,247,500	16,247,500
General reserve		1,357,626	1,357,626
Deficit		(230,560,087)	(283,167,305)
Shareholders' Equity - Net		862,351,202	809,743,984
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,247,849,293	1,461,927,515

The accompanying notes are an integral part of these financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
STATEMENTS OF INCOME
FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

	Notes	2002 (In Baht)	2001 (In Baht)
REVENUES	4		
Net sales and services income		1,318,016,078	1,466,389,312
Gain on foreign exchange - net		956,696	7,586,431
Other income		19,320,050	27,097,739
Total Revenues		1,338,292,824	1,501,073,482
COSTS AND EXPENSES			
Cost of sales and services		1,193,643,970	1,336,584,652
Selling and administrative expenses		64,059,859	69,158,287
Directors' remuneration		884,400	884,400
Equity in net loss of associated companies		16,800	93,459
Total Costs and Expenses		1,258,605,029	1,406,720,798
INCOME BEFORE INTEREST EXPENSE		79,687,795	94,352,684
Interest expense		(30,679,577)	(53,937,555)
INCOME BEFORE EXTRAORDINARY ITEM		49,008,218	40,415,129
Extraordinary item - Gain from debt restructuring	14	3,599,000	-
NET INCOME	3	52,607,218	40,415,129
Basic Earnings per Share			
Income before extraordinary item		1.07	0.89
Extraordinary item		0.08	-
Net income		1.15	0.89

The accompanying notes are an integral part of these financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

	In Baht						
	Issued and Paid-up Common Share Capital	Premium on Share Capital	Other Premium	Legal Reserve	General Reserve	Deficit	Net
Balance as at June 30, 2000	455,723,400	369,500,000	250,082,763	16,247,500	1,357,626	(323,582,434)	769,328,855
Net income	-	-	-	-	-	40,415,129	40,415,129
Balance as at June 30, 2001	455,723,400	369,500,000	250,082,763	16,247,500	1,357,626	(283,167,305)	809,743,984
Net income	-	-	-	-	-	52,607,218	52,607,218
Balance as at June 30, 2002	455,723,400	369,500,000	250,082,763	16,247,500	1,357,626	(230,560,087)	862,351,202

The accompanying notes are an integral part of these financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

	In Baht	
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	52,607,218	40,415,129
Adjustments to reconcile net income to net cash provided by operating activities:		
Reversal of allowance for doubtful accounts	-	(84,745)
Write off refundable import duty	-	2,404,933
Equity in net loss of associated companies	16,800	93,459
Loss on liquidation of investment in shares of associated company	65,129	-
Loss on sale of investment in shares of other company	294,000	-
Provision for (reversal of) slow-moving spare parts for machinery	(1,312,553)	3,204,530
Decrease in spare parts for machinery	2,449,555	2,249,021
Write off fixed assets	11	1,132,793
Depreciation and amortization	71,927,682	109,266,500
Gain on disposal of fixed assets	(130,989)	(4,734,858)
Gain on claim of fixed assets	(89,879)	-
Unrealized loss (gain) on exchange rate	(46,186)	3,672,014
Gain from debt restructuring	(3,599,000)	-
Decrease (Increase) in operating assets:		
Accounts receivable – trade	55,796,696	(681,825)
Inventories	46,060,904	74,399,771
Inventories in transit	40,420,464	(87,802,156)
Value added tax receivable	19,951,737	1,084,150
Other current assets	(190,389)	(1,111,159)
Other non-current assets	10,827	(10,555)
Increase (Decrease) in operating liabilities:		
Accounts payable – trade	(4,634,083)	(12,907,037)
Accrued expenses	2,027,676	7,997,919
Other current liabilities	(18,226,482)	2,211,127
Net Cash Provided by Operating Activities	263,399,138	140,799,011
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in short-term investment in fixed deposit	(30,617)	(44,325)
Cash proceeds from liquidation of investment in shares of associated company	317,730	-
Cash proceeds from sale of investment in shares of other company	11,706,000	-
Cash proceeds from sales of fixed assets	131,000	5,110,000
Cash proceeds from claim of fixed assets	89,883	-
Purchase of fixed assets	(43,088,127)	(10,867,938)
Net Cash Used in Investing Activities	(30,874,131)	(5,802,263)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Decrease in bank overdrafts and short-term loans from financial institutions	(104,599,165)	(32,902,370)
Cash proceeds from long-term loans	30,000,000	-
Repayments of long-term loans	(167,623,417)	(155,156,108)
Net Cash Used in Financing Activities	(242,222,582)	(188,058,478)

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

	In Baht	
	2002	2001
Net decrease in cash and cash equivalents	(9,697,575)	(53,061,730)
Cash and Cash equivalents at beginning of year	42,018,817	95,080,547
CASH AND CASH EQUIVALENTS AT END OF YEAR	32,321,242	42,018,817
Additional Cash Flows Information:		
Cash payments during the year for:		
- Interest expense	26,505,716	45,679,510

The accompanying notes are an integral part of these financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001

1. GENERAL INFORMATION

Asia Fiber Public Company Limited is incorporated in Thailand and listed in the Stock Exchange of Thailand. The Company is engaged in manufacturing of nylon products. Total employees of the Company at the end of the years were 1,321 in 2002 and 1,359 in 2001. The employee cost for the year 2002 and 2001 amounted to Baht 184.1 million and Baht 199.4 million, respectively. The Company 's office and factory are as follows:

Office : 27th Floor, Wall Street Tower, 33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok, Thailand

Factory : 406-7 Moo 7, Sukhumvit Road Km. 33.5, Tambol Bangpoomai, Muang District, Samutprakarn, Thailand

2. BASIS FOR FINANCIAL STATEMENT PREPARATION

The statutory financial statements are prepared in Thai Baht in the Thai language in conformity with generally accepted accounting principles in Thailand.

The accounting standards used may not conform with generally accepted accounting principles in other countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Thailand. Accordingly, these financial statements are not designed for those who are not informed about Thai accounting principles and practices.

For convenience of the readers, an English translation of financial statements has been prepared from the statutory Thai language financial statements which are issued for domestic reporting purposes.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash in hand is kept for general use within the Company. Cash equivalents are savings deposits in short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturity of three months or less and that are subject to an insignificant risk of change in value.

Revenue Recognition

Sales are recognized when delivery has taken place and transfer of risks and rewards has been completed. Service income is principally based on services rendered.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at face value net of allowance for doubtful accounts. The Company provides an allowance for doubtful accounts equal to the estimated collection losses that may be incurred in the collection of all receivables. The estimated losses are based on collection experience coupled with a review of the current status of the existing receivables.

Inventory Valuation

The Company values its inventories at moving average cost or net realizable value, whichever is lower.

Investments in Shares

The Company accounts for its investments in share of associated companies by equity method. The investments in shares of other company (general investment), which held for long-term purpose are recorded at cost. Gains or losses are taken up in the accounts when the investments are disposed.

Depreciation

Depreciation of property, plant and equipment has been computed by the straight-line method over the estimated useful lives of the assets as follows:

	Years
Buildings and improvements	10 - 20
Machinery and equipment	10 - 15
Furniture, fixtures and office equipment	5 - 10
Transportation equipment	5

The Company values its spare parts for machinery at moving average cost net of allowance for slow-moving spare parts for machinery.

Impairment of Assets

Property, plant and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in current operations for items of property, plant and equipment and intangible assets carried at cost, and treated as a revaluation decrease for assets that are carried at revalued amount to the extent that the impairment loss does not exceed the amount held in the revaluation surplus for that same asset.

Operating Lease

Lease of assets under which all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as expense on a systematic basis over the lease term.

Foreign Currency Transactions

Transactions in foreign currencies throughout the year are recorded in Baht at rates prevailing at the date of transactions. Outstanding assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Baht at the prevailing bank rates at that date. Gains or losses arising from the translation are credited or charged to operations.

Income Tax

The provision for income tax is based on the amount currently payable according to the Revenue Code. However, no income tax is payable for the years 2002 and 2001 because the Company utilizes tax loss carryforwards.

ASIA FIBER PUBLIC COMPANY LIMITED

Basic Earnings per Share

Basic earnings per share is determined by dividing the net income by the weighted average number of shares outstanding during the years (45,572,340 shares in 2002 and 2001).

The Company does not present dilutive earnings per share because the exercise price of warrant is higher than fair value of common share at the end of the years.

4. TRANSACTIONS WITH RELATED COMPANIES

A portion of the Company's assets and revenues arose from transactions with said related companies. These companies are related through common shareholdings and/or directorships. The effects of these transactions, which are in the normal course of business on an arm's-length basis, are reflected in the accompanying financial statements.

As at June 30, 2002 and 2001, accounts receivable from related companies - trade consisted of:

	In Thousand Baht	
	2002	2001
Thai Far East Co., Ltd.	107,761	108,538
T.F.E. Trading Co., Ltd.	19,324	19,324
Thai Industries Development Co., Ltd.	-	2,181
Asia Garment Co., Ltd.	3,518	2,011
Total	130,603	132,054
Less allowance for doubtful accounts	(24,053)	(24,053)
Net	106,550	108,001

The aging analysis of the above accounts receivable from related companies - trade as at June 30, 2002 and 2001 are as follows:

	In Thousand Baht	
	2002	2001
Current to 3 months	3,781	5,310
Over 3 months to 6 months	847	769
Over 6 months to 12 months	3,524	5,567
Over 12 months	122,451	120,408
Total	130,603	132,054
Less allowance for doubtful accounts	(24,053)	(24,053)
Net	106,550	108,001

At June 30, 2002 and 2001, the Company had long - outstanding accounts receivable - trade from two related companies (Thai Far East Co., Ltd. and T.F.E. Trading Co., Ltd.) of Baht 122.5 million and Baht 118.4 million, respectively (the outstanding balances from these companies at June 30, 2002 and 2001 amounted to Baht 127.1 million and Baht 127.9 million, respectively). At June 30, 2002 and 2001, the Company provided an allowance for doubtful accounts of Baht 24 million for these receivables. Management believes that such allowance is adequate to absorb possible losses on doubtful accounts since the land and construction thereon mortgaged as collateral cover these receivables. The appraised value (based on report of an independent appraisal firm dated June 15, 2000) amounted to Baht 104 million.

The transactions with the related companies which included in the statements of income for the years 2002 and 2001 are as follows:

		In Thousand Baht	
	Policy of Pricing	2002	2001
Net sales	Market Price	25,488	38,260

5. ACCOUNTS RECEIVABLE – TRADE - OTHER COMPANIES

The aging analysis of accounts receivable - trade - other companies as at June 30, 2002 and 2001 are as follows:

	In Thousand Baht	
	2002	2001
Current to 3 months	177,967	221,219
Over 3 months to 6 months	4	831
Over 6 months to 12 months	-	376
Over 12 months	1,018	10,894
Total	178,989	233,320
Less allowance for doubtful accounts	(16,518)	(16,518)
Net	162,471	216,802

As at June 30, 2002 and 2001, the Company has long-outstanding (more than 12 months) accounts receivable-trade totalling Baht 1 million and Baht 10.9 million, respectively. As at June 30, 2002 and 2001, the allowance for doubtful accounts amounted to Baht 16.5 million. Management believes that such allowance is adequate to absorb possible losses on doubtful accounts.

6. INVENTORIES

	In Thousand Baht	
	2002	2001
Finished goods	144,064	189,164
Work in process	75,694	93,426
Raw materials	47,384	30,400
Spare parts and factory supplies	10,373	10,586
Total	277,515	323,576

7. INVESTMENTS IN SHARES OF ASSOCIATED COMPANIES – At Equity Method

The Company Name	Type of Business	Type of Relation	In Thousand Baht Paid-Up Capital	Percentage Ownership	Amount
2002					
Asia Industrial Fiber & Tyrecord Co., Ltd.	Manufacturing	Directorship	40,000	25.00	10,143
PPC Prachin Power Co., Ltd.	Manufacturing	Directorship	43,286	31.12	50
Total					10,193
2001					
Asia Industrial Fiber & Tyrecord Co., Ltd.	Manufacturing	Directorship	40,000	25.00	10,210
PPC Prachin Power Co., Ltd.	Manufacturing	Directorship	43,286	31.12	-
Nylon Trading Co., Ltd.	Commercial Service	Directorship	2,500	19.99	383
Total					10,593

The Company has a policy to record the investments in shares of associated companies by equity method. The equity in net loss of the investment in Asia Industrial Fiber & Tyrecord Co., Ltd. for the years ended June 30, 2002 and 2001 was computed from the audited financial statements of such company for the years ended October 19, 2001 and 2000, respectively, since this company did not prepare the interim financial statements for the periods ended June 30, 2002 and 2001. The investment in this company represents 0.81% and 0.70% of total assets as at June 30, 2002 and 2001, respectively.

8. INVESTMENT IN SHARES OF OTHER COMPANY (General Investment) – At Cost

	In Thousand Baht	
	2002	2001
Thai Caprolactum Public Company Limited	500	12,500

9. PROPERTY, PLANT AND EQUIPMENT

	In Thousand Baht			
	Balance, July 1, 2001	Addition	Deduction	Balance, June 30, 2002
At Appraised Value				
Land and improvements	265,090	-	-	265,090
At Cost				
Buildings and improvements	375,536	588	-	376,124
Machinery and equipment	1,970,341	39,384	1,184	2,008,541
Spare parts for machinery – net	49,129	-	1,137	47,992
Furniture, fixtures and office equipment	13,776	321	245	13,852
Transportation equipment	4,676	440	-	5,116
Spare parts for machinery in transit	-	2,355	-	2,355
Total	2,678,548	43,088	2,566	2,719,070
Accumulated Depreciation				
Buildings and improvements	239,056	16,134	-	255,190
Machinery and equipment	1,795,278	55,272	1,184	1,849,366
Furniture, fixtures and office equipment	12,804	362	245	12,921
Transportation equipment	3,524	160	-	3,684
Total	2,050,662	71,928	1,429	2,121,161
Net	627,886			597,909

Depreciation for the years amounted to Baht 71.9 million and Baht 108.7 million in 2002 and 2001, respectively.

The allowance for slow - moving spare parts for machinery for the years amounted to Baht 12.1 million and Baht 13.4 million in 2002 and 2001, respectively.

The Company appraised its land by following Statement No. 32 issued by the Institute of Certified Accountants and Auditors of Thailand which allows the valuation of property, plant and equipment at appraisal amounts for financial statements reporting purposes.

The Company's land is stated at appraised value (based on reports of an independent appraisal firm dated March 16, 2000, and March 23, 1999). The excess of appraised value over cost Baht 250.1 million is shown as "Revaluation increment in land" under "Shareholders' Equity" in the balance sheets as at June 30, 2002 and 2001. The revaluation increment in land is not available for dividend distribution.

ASIA FIBER PUBLIC COMPANY LIMITED

10. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

	In Thousand Baht	
	2002	2001
Bank overdrafts	1,412	5,501
Liabilities under trust receipts	45,336	64,222
Short-term loans		
(interest at 5.25% to 7.50% p.a. in 2002 and 7.50% to 25.50% p.a. in 2001)	125,362	201,000
Defaulted short – term loans	25,000	31,000
Total	197,110	301,723

As at June 30, 2002, the Company has overdraft lines with several local banks totalling Baht 35 million. An overdraft line of Baht 20 million is collateralized by part of the Company's land, machinery and equipment.

The liabilities under trust receipts bear interest at the rate of 4.95% to 5% per annum in 2002 and 7.25% to 8% per annum in 2001. Under the term of the agreements covering the Company's liabilities under trust receipts, certain raw materials imported have been released to the Company in trust for the banks. The Company is accountable to the banks for the trusted raw materials or their sales proceeds.

Short-term loans of Baht 85 million as at June 30, 2002 is collateralized by part of the Company's land, building, machinery and equipment.

On October 4, 2000, a local financial institution filed a claim against the Company for damage arising from the default in the repayment of short-term note payable of Baht 25 million. However, the Company has recorded addition accrued interest expense at the defaulted interest rate (interest at the rate of 21% per annum) in the account.

11. LONG-TERM LOANS

	Interest Rate (%p.a.)		In Thousand Baht	
	2002	2001	2002	2001
Loan from a local bank of U.S. Dollars 1 million in 2001 repayable in seven (7) semi-annual installments starting from December 30, 1998	-	6.22	-	44,423
Loans from a local bank, repayable in 42 monthly installments starting from November 10, 1998	-	7.25	-	43,800
Restructured loan from a local bank, repayable in 34 monthly installments starting from March 31, 2000	7.25	7.75	20,580	60,180
Restructured loan from a local financial institution, repayable in five (5) semi-annual installments starting from December 1, 2000	7.50	8.25	20,000	60,000
Loan from a local bank, repayable in 36 monthly installments starting from November 24, 2000	7.25	8.00	6,400	11,200
Loan from a local bank, repayable in 42 monthly installments starting from March 19, 2003	6.25	-	30,000	-
Loan from a local bank, repayable in 20 monthly installments starting from September 30, 2001	7.25	-	5,000	-
Total long-term loans			81,980	219,603
Less: Current portion of long-term loans			(53,237)	(172,623)
Net			28,743	46,980

Long-term loans of Baht 45.6 million as at June 30, 2002 is collateralized by part of the Company's land, machinery and equipment.

12. SHARE CAPITAL

At the extraordinary shareholders meeting held on December 4, 1996, the shareholders passed a special resolution to approve the additional cash contribution towards the Company's capital from Baht 372 million (divided into 37,200,000 shares at Baht 10 par value) to Baht 706.8 million (divided into 70,680,000 shares at Baht 10 par value). This can be made by issuing common shares of 18,600,000 shares and warrants to purchase common shares of 14,880,000 units. The holder of each warrant has the option to purchase 1 common share at the price of Baht 10 par value.

In January 1997, the Company partially received the amount of Baht 83.6 million (8,360,612 shares at Baht 10 par value) towards this increase in share capital, and issued warrants to purchase common shares of 6,688,384 units. In April 1998, a shareholder exercised its warrants to purchase 11,728 common shares at the price of Baht 10 par value.

At the ordinary shareholders' meeting held on October 15, 2001, the shareholders passed a resolution to extend the expired date of the warrants to purchase common shares to January 30, 2006.

13. LEGAL RESERVE

Under the provisions of the Limited Public Company Act B.E. 2535, the Company is required to appropriate at least 5% of its annual net income after deduction of the deficit brought forward (if any) as reserve fund until the reserve fund reaches 10% of the authorized share capital. This reserve is not available for dividend distribution.

14. EXTRAORDINARY ITEM

On December 26, 2001, the Company entered into an agreement with a local bank to restructure default debts (consisting of principal debt of Baht 6 million and accrued interest of Baht 5.9 million). And on February 11, 2002, the Company settled these debts with gain of Baht 3.6 million. This gain is shown as an extraordinary item in the statement of income for the year ended June 30, 2002.

15. OTHERS

As at June 30, 2002, the Company had unused letters of credit amounting to Baht 33.7 million.

16. DISCLOSURE OF FINANCIAL INSTRUMENTS

Liquidity Risk

Liquidity risk arises from the possibility that customers may not be able to settle obligations to the Company within the normal terms of trade. To manage this risk, the Company periodically assesses the financial viability of customers.

Foreign Currency Risk

The Company has accounts receivable and accounts payable in foreign currency, giving rise to exposure to market risk from changes in foreign exchange rates. However, the management does not enter into the derivative agreement to mitigate the foreign currency risk. As at June 30, 2002, the unhedged foreign currency receivables amounted to U.S. Dollars 0.3 million and Pound 0.02 million and the unhedged foreign currency liabilities amounted to U.S. Dollars 0.2 million.

ASIA FIBER PUBLIC COMPANY LIMITED

Credit Risk

Credit risk is the risk that a counterparty is unable or unwilling to meet a commitment that it entered into with the Company. The risk is controlled by the application of credit approvals, limits and monitoring procedures.

The carrying amount of accounts receivable recorded in the balance sheet, net of allowance for doubtful accounts represents the maximum exposure to credit risk.

Interest Rate Risk

Interest rate risk arises from fluctuations of market interest rates, which may have a negative effect to current and future operations of the Company. Management believes that the interest rate risk is minimum, hence, the Company has no hedging agreement to protect against such risk.

Fair Value of Financial Instruments

Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties in an arm's length transaction. Fair values are obtained from quoted market prices, discounted cash flow models or net asset values as appropriate.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, short-term investment in fixed deposit, accounts receivable and payable, and bank overdrafts and loans from financial institutions – the carrying values approximate their fair values due to the relatively short-term maturity of these financial instruments.

Long-term loans carrying a floating rate, which is considered to be market rate - the carrying value approximates their fair value.

17. SEGMENTATION OF BUSINESS

	For the year ended June 30, 2002 (In Thousand Baht)		
	Local Sales	Export Sales	Total
Net sales and services income	895,864	422,152	1,318,016
Cost of sales and services	826,311	367,333	1,193,644
Gross profit	69,553	54,819	124,372
Gain on foreign exchange – net			957
Other income			19,320
Selling and administrative expenses			(64,060)
Director's remuneration			(884)
Equity in net loss of associated companies			(17)
Interest expense			(30,680)
Gain from debt restructuring			3,599
Net income			52,607
Fixed assets			597,909
Others			649,940
Total assets			1,247,849

ASIA FIBER PUBLIC COMPANY LIMITED

	For the year ended June 30, 2001 (In Thousand Baht)		
	Local Sales	Export Sales	Total
Net sales and services income	907,586	558,803	1,466,389
Cost of sales and services	854,862	481,723	1,336,585
Gross profit	52,724	77,080	129,804
Gain on foreign exchange – net			7,586
Other income			27,098
Selling and administrative expenses			(69,158)
Directors' remuneration			(884)
Equity in net loss of associated companies			(93)
Interest expense			(53,938)
Net income			40,415
Fixed assets			627,886
Others			834,042
Total assets			1,461,928

18. RECLASSIFICATION OF ACCOUNTS

Certain accounts in the 2001 financial statements have been reclassified to conform with the 2002 presentation.

ASIA FIBER PUBLIC COMPANY LIMITED